EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

The registrant has the following subsidiaries:

•	Armada Oil and Gas, Inc., a Nevada corporation (subsidiary of Armada Oil, Inc.)
•	Armada Operating, LLC, a Texas limited liability company (subsidiary of Armada Oil, Inc.)
•	Mesa Energy, Inc., a Nevada corporation (subsidiary of Armada Oil, Inc.)
•	TNR Holdings, a Delaware limited liability company (majority owned subsidiary of Mesa Energy, Inc.)
•	Tchefuncte Natural Resources, LLC, a Louisiana limited liability company (subsidiary of TNR Holdings, LLC)
•	Mesa Gulf Coast, LLC, a Texas limited liability company (subsidiary of TNR Holdings, LLC.)
•	Mesa Midcontinent, LLC, a Texas limited liability company (subsidiary of Mesa Energy, Inc.)
•	Armada Midcontinent, LLC, an Oklahoma limited liability company (formerly known as MMC Resources LLC and a subsidiary of Mesa Energy, Inc.)